UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Exact name of registrant as specified in its charter)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  ☒    Form 20-F  ☐     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Extraordinary General Meeting of Shareholders

In connection with the upcoming extraordinary general meeting of shareholders (the “EGM”) of DoubleDown Interactive Co., Ltd. (the “Company”) on December 28, 2022 (Korea Standard Time), or December 27, 2022 (U.S. Eastern Time), the Company furnishes the following documents:

1)

A copy of the Notice of Extraordinary General Meeting of DoubleDown Interactive Co., Ltd. (the “Notice”) from Citibank, N.A. (the “Depositary”) to the record holders as of December 5, 2022 (the “ADS Holders”) of American Depositary Shares, representing common shares of the Company; and

2)	A form of the Depositary’s 2022 Voting Instructions Card for the ADS Holders with respect to the EGM (the “Voting Instructions”).

The Notice and Voting Instructions are being furnished in this report on Form 6-K as Exhibits 99.1 and 99.2, respectively, pursuant to General Instruction B to the Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Depositary’s Notice of Extraordinary General Meeting of DoubleDown Interactive Co., Ltd.

99.2	Depositary’s 2022 Voting Instructions Card for the ADS Holders with respect to the EGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.
Date: December 6, 2022
	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer